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EXHIBIT 12.3

PIEDMONT LABORATORIES, INC.
FIXED CHARGE RATIO COMPUTATION
(GUARANTORS ONLY)

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(Dollars in Thousands)
Loss before taxes	$(210)	$(1,881)	$(2,252)	$(261)	$(1,873)
Fixed charges reflected in income (loss) before taxes
Interest expense	1,275	2,215	2,212	2,241	2,240
One third of rental expenses	125	247	172	179	167

Total fixed charges	$1,400	$2,462	$2,384	$2,420	$2,407

Income before taxes plus fixed charges above	$1,190	$581	$132	$2,159	$534

Fixed charge ratio	0.85x	.24x	.06x	0.89x	0.22x
Fixed charge deficiency	$210	$1,881	$2,252	$261	$1,873

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  EXHIBIT 12.3
PIEDMONT LABORATORIES, INC. FIXED CHARGE RATIO COMPUTATION (GUARANTORS ONLY)